UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. )*

RICK'S CABARET INTERNATIONAL, INC. (Name of Issuer)
COMMON STOCK (.01 PAR VALUE) (Title of Class of Securities)
765641 30 3 (CUSIP Number)
February 06, 2006 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[		] Rule 13d-1(b)
[	X	] Rule 13d-1(c)
[		] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No. 765641 30 3

1.	Names of Reporting Persons. JEFFREY W. BENTON I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ X ] (b) [ ]

3.	SEC USE ONLY

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 60,299

	6.	Shared Voting Power 261,926

	7.	Sole Dispositive Power (SAME AS 5)

	8.	Shared Dispositive Power (SAME AS 6)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 322,225

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 7.0%

12.	Type of Reporting Person IN

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SCHEDULE 13G
CUSIP No. 765641 30 3

1.	Names of Reporting Persons. FAIRFIELD INVESTMENT GROUP LLC I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ X ] (b) [ ]

3.	SEC USE ONLY

4.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 261,926

	6.	Shared Voting Power 322,225

	7.	Sole Dispositive Power (SAME AS 5)

	8.	Shared Dispositive Power (SAME AS 6)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 322,225

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 7.0%

12.	Type of Reporting Person OO

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Item 1.
(a)	Name of Issuer RICK'S CABARET INTERNATIONAL INC.
(b)	Address of Issuer's Principal Executive Offices 10959 CUTLER ROAD, HOUSTON, TEXAS 77066

Item 2.
(a)	Name of Person Filing JEFFREY W. BENTON
(b)	Address of Principal Business Office or, if none, Residence 47 SUMMIT AVENUE, SUMMIT, NJ 07901
(c)	Citizenship USA
(d)	Title of Class of Securities COMMON STOCK
(e)	CUSIP Number 765641 30 3

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
(a)	Amount beneficially owned: (SEE ITEM 9 ON PAGES 2 AND 3)
(b)	Percent of class: (SEE ITEM 11 ON PAGES 2 AND 3)
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote (SEE ITEM 5 ON PAGES 2 AND 3)
	(ii)	Shared power to vote or to direct the vote (SEE ITEM 6 ON PAGES 2 AND 3)
	(iii)	Sole power to dispose or to direct the disposition of (SEE ITEM 7 ON PAGES 2 AND 3)
	(iv)	Shared power to dispose or to direct the disposition of (SEE ITEM 8 ON PAGES 2 AND 3)

Item 5.	Ownership of Five Percent or Less of a Class

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [    ].

Instruction: Dissolution of a group requires a response to this item. NOT APPLICABLE

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
GARY EISENREICH

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
NOT APPLICABLE

Item 8.	Identification and Classification of Members of the Group
NOT APPLICABLE

Item 9.	Notice of Dissolution of Group
NOT APPLICABLE

Item 10.	Certifications

                   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 28, 2006
Rick's Cabaret International, Inc.
By:	/s/ JEFFREY W. BENTON JEFFREY W. BENTON
Fairfield Investment Group, LLC.
By:	/s/ JEFFREY W. BENTON JEFFREY W. BENTON

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